UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 0 3 2015
Washington DC
404

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15046049

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLACKBOOK CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE, SUITE 2525
(No. and Street)

NEW YORK (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANKLIN OEGELE (973)277-4239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

14220 Park Row, Ste. 831 (Address) Houston (City) TX (State) 77084 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/4/15

OATH OR AFFIRMATION

I, FRANKLIN OGELE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLACKBOOK CAPITAL LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: N/A

JANICE PAGUILIGAN
Notary Public
State of New Jersey
My Commission Expires Oct 3, 2017

3/1/15

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACKBOOK CAPITAL, LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2014

Contents

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and
Board of Directors
Blackbook Capital LLC

I have audited the accompanying statement of financial condition of Blackbook Capital, LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Nathan T. Tuttle
Certified Public Accountant
Houston, Texas
February 28, 2015

BLACKBOOK CAPITAL, LLC

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2014

ASSETS	
Current assets	
Cash	$ 132,833
Other current assets	
Equities, at market value	17,060
Commission receivable	70,703
Total other current assets	87,763
Total current assets	220,596
Other assets	
Notes receivable	273,078
Equipment, net	24,289
Total other assets	338,593
TOTAL ASSETS	**517,963**
LIABILITIES & EQUITY	
Liabilities	
Current liabilities	
Accounts payable	1,238
Accrued liabilities	72,226
Total liabilities, all current	**73,464**
Equity	
Common stock - members	130,000
Paid in capital	420,375
Retained earnings	204,734
Net income	(310,610)
Total equity	**444,499**
TOTAL LIABILITIES & EQUITY	**$ 517,963**

The accompanying notes are an integral part of these financial statements.

BLACKBOOK CAPITAL, LLC

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2014

Ordinary Income/Expense	
Income	
Brokerage activities	$ 1,567,701
Investment banking fee	81,300
Margin interest rebate	40,649
Total income	1,689,649
Expense	
Clearing charges	157206
Commissions & remunerations	1197873
Depreciation	6000
Insurance	64973
Interest	831
Office	88404
Payroll and related taxes	52585
Professional fees	79368
Fees & licenses	80641
Regulatory	65015
Rent	68704
Trading technology	17982
General	120712
Total expense	2000294
Net ordinary income	(310,645)
Other income/expense	
Other income	
Interest income	35
Total other income	35
Net other income	35
Net income (loss)	**$ (310,610)**

The accompanying notes are an integral part of these financial statements.

BLACKBOOK CAPITAL, LLC
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2014

Cash flows from operating activities:	
Net gain (loss)	$(310,609.50)
Change in operating assets and liabilities:	
Accounts receivable	137,244
Notes receivable	(211,766)
Prepaid assets	43,975
Furniture and equipment, net	(3,174)
Equities	2,540
Accounts payable and accrued expenses	43,866
Net cash provided (used) from operating activities	(297,925)
Cash flows from investing activities	-
Cash flows from financing activities:	
Capital additions (withdrawals)	200,000
Net increase (decrease) in cash	**(97,924)**
Cash at beginning of year	**230,757**
Cash at end of year	**$ 132,833**

The accompanying notes are an integral part of these financial statements.

BLACKBOOK CAPITAL, LLC

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2014

Balance at January 1, 2014	$ 555,109
Capital contribution	200,000
Net income (loss)	(310,619)
Balance at December 21, 2014	$ 444,499

The accompanying notes are an integral part of these financial statements.

BLACKBOOK CAPITAL, LLC

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended December 31, 2014

Balance at January 1, 2014	$ -
Addition	-
Reductions	-
Balance at December 31, 2014	$ -

The accompanying notes are an integral part of these financial statements.

BLACKBOOK CAPITAL, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2014

NOTE 1 - ORGANIZATION

Blackbook Capital, LLC ("The Company") is successor to Franklin Christopher Investment Bankers, Inc. Blackbook Capital, LLC was originally formed in the state of Delaware on November 10, 2009, as Franklin Christopher Investments LLC. The company name was changed to Blackbook Capital, LLC effective March 1, 2010. The Company is a broker-dealer engaged primarily in the sale of securities and investments. The Company is registered as a broker-dealer with, and is a member of, the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.
Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the Company's customers and maintains and preserves related books and records customarily kept by a clearing broker-dealer

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Securities transactions and the related commission revenue and expenses are recorded on the trade date.

The company clears its customer accounts through another member broker-dealer.

The Company operates as a limited liability company and is a disregarded entity for income tax purposes. Consequently, the individual members recognize profits and losses of the Company and any related tax liability thereon, on the Members income tax return.

Securities are carried at market value.

An exemption from Rule 15c3-3 under section (K)(2)(ii) is claimed on the basis that all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

NOTE 3 - INCOME TAXES

No provision for has been made for Federal or state income taxes since the taxable income or loss of the Company is to be included in the returns of the Member. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates. The Company has accrued $1,200 for Local Income Taxes.

The Company follows guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income

tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The income tax position taken by the Company for any years open under the various statutes of limitations is that the Company continues to be exempt from income taxes by virtue of its pass-through entity status. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2014.

The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 15 months of the reporting date.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker-dealer, the Company can be engaged in buying and selling securities for a diverse group of retail and institutional investors. The Company would introduce these transactions for clearance to another broker-dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy obligations to the Company and the Company's ability to liquidate collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations the Company may incur a loss.

NOTE 5 - CONTINGENT LIABILITIES

Under an agreement with its clearing broker, the Company is contingently liable for:

- A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer;
- Failures of a customer of the company to meet any margin call or any maintenance call;
- The Company was involved in one arbitration. Plaintiff stipulated to a permanent stay of arbitration and subsequently terminated the arbitration.

NOTE 6 - LEASE OBLIGATION

The Company occupies office space in Manhattan for which there is written authorization but no formal lease agreement. The company pays rent to a related party, APEX, and has paid its monthly rent obligations to date, and is required to continue to pay $1,000 per month going forward as fixed monthly rent.

NOTE 7 – RELATED PARTY

The Company engages in, and has receivables from, various related parties in amount equal to approxiamtely $10,000. The Company paid a related entity a total of $31,606 during the year per rental agreement.

NOTE 8 - PENDING LITIGATION

The Company is involved in several litigation matters, some as plaintiff and others as defendant. At this stage in these litigation matters it is impractical to render an opinion as to whether the likelihood of an unfavorable outcome is either "probable" or "remote," however, the Company believes it has meritorious claims and defenses and is vigorously defending all litigation. As such, these financial statements do not contain contingencies for potential negative consequences of pending legal litigation.

NOTE 9 - SUBSEQUENT EVENTS

Management has evaluated all subsequent events through February 28, 2015, the date that these financial statements were available to be issued.

BLACKBOOK CAPITAL, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Computation of Net Capital

Total Stockholder's Equity	$ 444,500
Non-Allowable Assets	
Notes Receivable	273,078
Fixed Assets (net)	24,289
Haircuts on Securities Positions	
Securities Haircuts	-
Undue Concentration Charges	-
Net Allowable Capital	$ 147,133

Computation of Basic Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 4,900
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 100,000
Net Capital Requirement	$ 100,000
Excess Net Capital	$ 44,493

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 73,464
Percentage of Aggregate Indebtedness to Net Capital	50.84%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2014	$ 143,573
Adjustments	
Increase (Decrease) in Equity	-
(Increase) Decrease in Non-Allowable Assets	-
(Increase) Decrease in Securities Haircuts	919
Net Capital per Audit	$ 144,492
Reconciled Difference	-

BLACKBOOK CAPITAL, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $144,492 which was $44,492 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 50.84%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

BLACKBOOK CAPITAL, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

SIPC Reconciliation Pursuant to SEA 17a-5(c)(4)

Blackbook Capital, LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments (Form SIPC 6 and SIPC 7) to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2014, which were agreed to by Blackbook Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Blackbook Capital, LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC-7. Blackbook Capital, LLC's management is responsible for Blackbook Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting the payment for SIPC 7 was written on February 28, 2015, and had not cleared as of the date of this report.

2. Compared audited Total Revenue for the period of January 1, 2014 through December 31, 2014 (fiscal year-end) with the amounts reported on Forms SIPC 7, noting no material differences.

3. Compared any adjustments reported on Form SIPC 7 with supporting schedules and work papers, to the extent such exists, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC 7, noting no material differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC 7 on which it was originally computed, noting no material differences.

We are not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 28, 2014
Houston, TX

Nathan T. Tuttle, CPA

BLACKBOOK CAPITAL, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

BLACKBOOK CAPITAL LLC
Member: FINRA • SIPC
www.blackbookcapital.com
420 Lexington Avenue, Suite 2525
New York, NY 10170
Phone (212) 499 0000
Fax (212) 499 9100

02/24/2014

Nathan T. Tuttle
14220 Park Row #831
Houston, TX 77084

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief Blackbook Capital LLC:

1. Blackbook Capital LLC claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;
2. Blackbook Capital LLC has met the identified exemption from 01/01/2014 through 12/31/2014, without exception, unless, if applicable, as stated in number 3, below;
3. Blackbook Capital LLC has had no exceptions to report this fiscal year.

Regards,

Franklin Ogele
Blackbook Capital LLC

Date 2/27/15

NT Tuttle, CPA

14220 Park Row
Suite 831
Houston, TX 77084

Off: (713) 256-1084
Fax: (832) 426-5786
tuttnat@yahoo.com

EXEMPTION REVIEW REPORT

February 28, 2015

Franklin Ogele
Blackbook Capital LLC
420 Lexington Avenue, Suite 2525
New York, NY 10170

Dear Mr. Ogele:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Blackbook Capital LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Blackbook Capital LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) "all customer transactions cleared through another broker-dealer on a fully disclosed basis." Blackbook Capital LLC stated that Blackbook Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Blackbook Capital LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Blackbook Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
February 28, 2015